UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-39632

HYZON MOTORS INC.
(Exact name of registrant as specified in its charter)

599 S. Schmidt Road Bolingbrook, IL 60440 (585) 484-9337
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value of $0.0001 per share Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $575.00 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 187.

Explanatory Note: Hyzon Motors Inc. (the “Company”) is filing this Form 15/A to withdraw the Form 15 originally filed by the Company with the Securities and Exchange Commission (the “SEC”) on March 13, 2025 (the “Original Filing”) and uncheck the box opposite “Rule 12h-3(b)(1)(i)” above, which was improperly checked in the Original Filing.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 28, 2025

HYZON MOTORS INC.
		By:	/s/ John Zavoli
		Name:	John Zavoli
		Title:	General Counsel & Chief Legal Officer